SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                       CCC INFORMATION SERVICES GROUP INC.
                       __________________________________
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    12487Q109
                                 _______________
                                 (CUSIP Number)

                                February 7, 2000
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 19 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 2 of 19 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization
                  DELAWARE

                           5       Sole Voting Power
 Number of                                  665,250
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   665,250
    With
                           8       Shared Dispositive Power
                                            0
9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            665,250

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)
                  3.04%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 3 of 19 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  665,250
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   665,250
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            665,250

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  3.04%

12       Type of Reporting Person*

                  PN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 4 of 19 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5       Sole Voting Power
 Number of                                  333,550
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   333,550
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            333,550

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.52%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 5 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  333,550
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   333,550
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            333,550

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.52%

12       Type of Reporting Person*

                  OO; IV



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 6 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  667,100
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   667,100
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            667,100

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  3.05%

12       Type of Reporting Person*

                  OO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 7 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
 Number of                                  667,100
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   667,100
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            667,100

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (11)

                  3.05%

12       Type of Reporting Person*

                  CO; IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 12487Q109                                           Page 8 of 19 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5       Sole Voting Power
 Number of                                  1,332,350
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                   1,332,350
    With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,332,350

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [   ]

11       Percent of Class Represented By Amount in Row (9)

                  6.08%

12       Type of Reporting Person*

                  IA



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 19 Pages




Item 1(a)         Name of Issuer:

                  CCC Information Services Group Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  444 Merchandise Mart, Chicago, Illinois 60654.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  ii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  iii) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  iv) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  v) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  vi) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                  vii)     Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., Winston LDC and Winston LLC.

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and

                                                             Page 10 of 19 Pages


Winston LLC, may each be deemed to be the beneficial owner of the Shares held for the account of each of Winston LDC and Winston LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                  The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                    (i)    Winston L.P. is a Delaware limited partnership;

                    (ii)   CFM is a Delaware limited partnership;

                    (iii) Winston LDC is a Cayman Islands exempted limited duration company;

                    (iv)   Winston LLC is a Delaware limited liability company;

                    (v) Chatterjee Advisors is a Delaware limited liability company;

                    (vi)   Chatterjee Management is a Delaware corporation; and

                    (v)    Dr. Chatterjee is a United States citizen.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $0.10 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           12487Q109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 22, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                    (i) Winston L.P. and CFM may be deemed to be the beneficial owner of the 665,250 Shares held for the account of Winston L.P.

                    (ii) Winston LDC may be deemed the beneficial owner of the 333,550 Shares held for its account.

                                                             Page 11 of 19 Pages


                    (iii) Winston LLC may be deemed the beneficial owner of the 333,550 Shares held for its account.

                    (iv) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 667,100 Shares. This number consists of
(A) 333,550 Shares held for the account of Winston LDC and (B) 333,550 Shares held for the account of Winston LLC.

                    (v) Dr. Chatterjee may be deemed to be the beneficial owner of 1,332,350 Shares. This number consists of (A) 333,550 Shares held for the account of Winston LDC, (B) 333,550 Shares held for the account of Winston LLC and (C)665,250 Shares held for the account of Winston L.P.

Item 4(b)         Percent of Class:

                    (i) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 3.04% of the total number of Shares outstanding.

                    (ii) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 1.52% of the total number of Shares outstanding.

                    (iii) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately 1.52% of the total number of Shares outstanding.

                    (iv) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 3.05% of the total number of Shares outstanding.

                    (v) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 6.08% of the total number of Shares outstanding.

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                     665,250

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        665,250

     (iv)  Shared power to dispose or to direct the disposition of:            0

     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                     665,250

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        665,250

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 12 of 19 Pages


     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     333,550

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        333,550

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                     333,550

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        333,550

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                     667,100

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        667,100

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                     667,100

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        667,100

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                   1,332,350

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:      1,332,350

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 13 of 19 Pages


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                    (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                    (ii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (iii) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.


                    (iv) Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LLC and Winston L.P. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P. and Winston LDC. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 19 Pages




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  February 22, 2000          WINSTON PARTNERS, L.P.

                                  By:     Chatterjee Fund Management, L.P.,
                                          General Partner

                                          By:      Purnendu Chatterjee,
                                                   General Partner


                                                   By:      /S/ PETER HURWITZ
                                                            --------------------
                                                            Peter Hurwitz
                                                            Attorney-in-Fact


Date:  February 22, 2000          CHATTERJEE FUND MANAGEMENT, L.P.

                                  By:      Purnendu Chatterjee,
                                           General Partner


                                           By:      /S/ PETER HURWITZ
                                                    ----------------------------
                                                    Peter Hurwitz
                                                    Attorney-in-Fact


Date:  February 22, 2000          WINSTON PARTNERS II LDC


                                  By:      /S/ PETER HURWITZ
                                           -------------------------------------
                                           Peter Hurwitz
                                           Attorney-in-Fact


Date:  February 22, 2000          WINSTON PARTNERS II LLC

                                  By:      Chatterjee Advisors LLC, its Manager


                                           By:      /S/ PETER HURWITZ
                                                    ----------------------------
                                                    Peter Hurwitz
                                                    Manager

                                                             Page 15 of 19 Pages




Date:  February 22, 2000          CHATTERJEE ADVISORS LLC


                                  By:      /S/ PETER HURWITZ
                                           -------------------------------------
                                           Peter Hurwitz
                                           Manager


Date:  February 22, 2000          CHATTERJEE MANAGEMENT COMPANY


                                  By:      /S/ PETER HURWITZ
                                           -------------------------------------
                                           Peter Hurwitz
                                           Vice President


Date:  February 22, 2000          PURNENDU CHATTERJEE


                                  By:      /S/ PETER HURWITZ
                                           -------------------------------------
                                           Peter Hurwitz
                                           Attorney-in-Fact

                                                             Page 16 of 19 Pages






                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint Filing  Agreement  dated  February 22, 2000 by and
         among   Winston   Partners,    L.P.,   Chatterjee   Fund
         Management,  L.P.,  Winston  Partners  II  LDC,  Winston
         Partners II LLC,  Chatterjee  Advisors  LLC,  Chatterjee
         Management Company and Dr. Purnendu Chatterjee..........             17

B.       Power of Attorney dated May 31, 1995 granted by Purnendu
         Chatterjee in favor of Peter Hurwitz....................             19